UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

AMERICAN CAPITAL STRATEGIES, LTD.

(Name of Subject Company (issuer)) and Filing Person)

OPTIONS TO PURCHASE COMMON STOCK,

$0.01 par value per share

(Title of Class of Securities)

024937104

(CUSIP Number of Class of Securities)

SAMUEL A. FLAX, ESQ.

EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL, CHIEF COMPLIANCE OFFICER

AND SECRETARY

2 BETHESDA METRO CENTER

14TH FLOOR

BETHESDA, MD 20814

(Name, address and telephone numbers of person authorized

to receive notices and communications on behalf of filing person)

COPIES TO:

RICHARD E. BALTZ, ESQ.

Arnold & Porter LLP

555 Twelfth Street, N.W.

Washington, DC 20004-1206

(202) 942-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,964,477	$490.11

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,426,815 shares of common stock of American Capital Strategies, Ltd. having an aggregate value of $15,964,477 as of August 23, 2007 will be amended pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the aggregate amount of transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose. This amount was previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: __________________________

Form or Registration No.:__________________________

Filing Party:_____________________________________

Date Filed: ______________________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of, a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

Schedule TO

(Amendment No. 1)

This Amendment No. 1 (the “Amendment”) to the Offer to Amend Eligible Options (the “Offer”) filed by American Capital Strategies, Ltd. (“American Capital”) with the U.S. Securities and Exchange Commission (“SEC”) on August 29, 2007, is the final amendment relating to the offer made by American Capital to certain optionees to amend certain stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations issued by the U.S. Internal Revenue Service thereunder. This Amendment reports the results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. All terms of the Offer and the Offering Memorandum and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged. Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to such term in the Offering Memorandum filed on August 29, 2007.

The Offer expired at 11:59 p.m. Eastern Time, on Monday, October 1, 2007. Pursuant to the Offer, we accepted for amendment Eligible Options to purchase 1,426,815 shares of our common stock. Each Eligible Optionee elected to participate with respect to such individual’s Eligible Options in the Offer. Within three business days of the Expiration Time, we will deliver to each Eligible Optionee a Final Election Confirmation Statement, substantially in the form of Exhibit 99.(a)(1)(G) or Exhibit 99.(a)(1)(H), as applicable, to the Schedule TO filed on August 29, 2007, confirming each such Eligible Optionee’s final elections with respect to his/her Eligible Options.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended by adding Exhibit 99.(a)(l)(M) - Form of Email Announcing Completion of Offer and Restrictions on the Exercise of Options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2007

AMERICAN CAPITAL STRATEGIES, LTD.

/s/ Samuel A. Flax
Name: Samuel A. Flax
Title: Executive Vice President, General Counsel, Chief Compliance Officer and Secretary

Schedule TO

INDEX OF EXHIBITS

99.(a)(l)(M)	Form of Email Announcing Completion of Offer and Restrictions on the Exercise of Options.